Schedule D of FORM SBSE Page 2	*Applicant* Name: GIFMS Capital Company, LLC Date:__________ SEC Filer No: __________	**Official Use**	Official Use Only

Use this Schedule D Page 2 to report details for Item 13A. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an [ ] INITIAL [X] AMENDED detail filing for Form SBSE Item 13A

[X] 13A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

Section V ***Complete this section for control issues relating to ITEM 13A only.***

The details supplied relate to:

1.	Partnership, Corporation, or Organization Name: GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC	CRD Number (if any): 137432	UIC Number (if any):

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
100 WILSHIRE BLVD., SUITE 500, SANTA MONICA, CA 90401 USA	11/04/2005	/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Securities Activities:	Investment Advisory Activities:
[ ] Yes [X] No		▶	[ ] Yes [X] No	[X] Yes [ ] No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Guggenheim Partners Investment Management, LLC is majority-owned by Guggenheim Partners Investment Management Holdings, LLC, which is indirectly majority-owned by Guggenheim Capital, LLC and an Investment Adviser registered with the SEC.

2.	Partnership, Corporation, or Organization Name: GUGGENHEIM PARTNERS JAPAN, LTD.	CRD Number (if any):	UIC Number (if any):

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
OTEMACHI FIRST SQUARE, WEST TOWER 1-5-1,OTEMACHI 13-F, TOKYO, JAPAN 100-0004	02/17/2015	/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Securities Activities:	Investment Advisory Activities:
[X] Yes [ ] No	Japan	▶	[X] Yes [ ] No	[X] Yes [ ] No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Guggenheim Partners Japan, Ltd. is wholly-owned by Links GPJL Holdco, LLC and indirectly majority-owned by GuggenheimCapital, LLC and is registered with Kanto Financial Bureau.

3.	Partnership, Corporation, or Organization Name: GUGGENHEIM PARTNERS MIDDLE EAST LIMITED	CRD Number (if any):	UIC Number (if any):

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
OFFICE 602, LEVEL 6, BURJ DAMAN DIFC, P.O.BOX 506587, DUBAI,UNITED ARAB EMIRATES	09/14/2015	/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Securities Activities:	Investment Advisory Activities:
[X] Yes [ ] No	UNITED ARAB EMIRATES	▶	[X] Yes [ ] No	[X] Yes [ ] No

Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

Guggenheim Partners Middle East Limited (Fka Guggenheim Kbbo Partners Limited) is wholly-owned by Links Gkpl Holdco, LLC which is indirectly majority-owned by Guggenheim Capital, LLC and is authorised by the DFSA.

If applicant has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM SBSE Page 2	*Applicant* Name: GIFMS Capital Company, LLC Date:__________ SEC Filer No: __________	**Official Use**	Official Use Only

Use this Schedule D Page 2 to report details for Item 13A. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an [ ] INITIAL [X] AMENDED detail filing for Form SBSE Item 13A

[X] 13A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

Section V ***Complete this section for control issues relating to ITEM 13A only.***

The details supplied relate to:

1. Partnership, Corporation, or Organization Name: GUGGENHEIM SECURITIES INTERNATIONAL LTD | CRD Number (if any): | UIC Number (if any):

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
2nd Fl, 11 Hanover Sq London UK W1S 1YQ	02/02/2015	/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Securities Activities:	Investment Advisory Activities:
[X] Yes [ ] No	United Kingdom	▶	[X] Yes [ ] No	[ ] Yes [X] No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Guggenheim Securities International, Ltd is wholly-owned by Links Holding, LLC which is indirectly majority-owned by Guggenheim Capital, LLC and is an Authorized Dealer with whe FCA.

2. Partnership, Corporation, or Organization Name: GUGGENHEIM SECURITIES RESEARCH SERVICES, LLC | CRD Number (if any): | UIC Number (if any):

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
330 MADISON AVENUE,NEW YORK, NY 10017 USA	07/17/2023	/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Securities Activities:	Investment Advisory Activities:
[ ] Yes [X] No		▶	[ ] Yes [X] No	[X] Yes [ ] No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Guggenheim Securities Research Services LLC is wholly-owned by Links Holding LLC which is indirectly owned by Guggenheim Capital, LLC. Guggenheim Securities Research Services LLC provides equity research and related services to institutional clients.

3. Partnership, Corporation, or Organization Name: SAMMONS FINANCIAL GROUP ASSET MANAGEMENT, LLC | CRD Number (if any): 321109 | UIC Number (if any):

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date
8300 MILLS CIVIC PARKWAY,WEST DES MOINES 50266 UNITED STATES	06/13/2022	04/15/2025

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Securities Activities:	Investment Advisory Activities:
[ ] Yes [X] No		▶	[ ] Yes [X] No	[X] Yes [ ] No

Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

Sammons Financial Group Asset Management, LLC is wholly-owned by Sammons Financial Group, Inc. which is indirectly wholly-owned by Consolidated Investment Services, Inc., which indirectly partially owns Guggenheim Capital, LLC.

If applicant has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM SBSE Page 2	*Applicant* Name: GIFMS Capital Company, LLC Date:__________ SEC Filer No: __________	**Official Use**	Official Use Only

Use this Schedule D Page 2 to report details for Item 13A. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an [ ] INITIAL [X] AMENDED detail filing for Form SBSE Item 13A

[X] 13A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

Section V ***Complete this section for control issues relating to ITEM 13A only.***

The details supplied relate to:

	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
1.	SAMMONS FINANCIAL NETWORK, LLC	158538	

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date
8300 MILLS CIVIC PARKWAY, WEST DES MOINES, IA 50266 USA	06/01/2011	04/15/2025

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Securities Activities:	Investment Advisory Activities:
[ ] Yes [X] No		▶	[X] Yes [ ] No	[ ] Yes [X] No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Sammons Financial Network, LLC is wholly-owned by Sammons Securities, Inc. which is indirectly wholly-owned by Consolidated Investment Services, Inc. which indirectly partially owns Guggenheim Capital, LLC.

	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
2.	TRANSPARENT VALUE PRIVATE LIMITED		

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
1ST FL, 25 SEJ PLAZA, MARVE ROAD, MALAD WEST, MUMBAI, INDIA 400064	08/15/2018	/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Securities Activities:	Investment Advisory Activities:
[X] Yes [ ] No	India	▶	[ ] Yes [X] No	[X] Yes [ ] No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Transparent Value Private Limited is directly majority-owned by Transparent Value, LLC which is indirectly majority-owned by Guggenheim Capital, LLC and is an unregistered Investment Advisor.

	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
3.	GUGGENHEIM SECURITIES EUROPE LIMITED		

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
7/8 MOUNT STREET UPPER, OFFICE NR 1 DUBLIN 2, IRELAND	03/22/2024	/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Securities Activities:	Investment Advisory Activities:
[X] Yes [ ] No	IRELAND	▶	[X] Yes [ ] No	[ ] Yes [X] No

Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary. Guggenheim Securities Europe Limited is wholly owned by Guggenheim Securities Ireland Holdings, LLC which is indirectly majority owned by Guggenheim Capital, LLC and authorised as a broker dealer with the Central Bank of Ireland Commission.

If applicant has more than 3 organizations to report, complete additional Schedule D Page 2s.